SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                              SCANVEC AMIABLE, LTD.

                                (Name of Issuer)

              ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL

                         (Title of Class of Securities)

                                    M82400108

                                 (CUSIP Number)

                                   DAN PURJES
                               ROCKWOOD GROUP LLC
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 922-2083

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                DECEMBER 7, 2004

             (Date of Event which requires filing of this statement)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

      * THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

      THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP  NO M82400108
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ROCKWOOD GROUP LLC
      IRS NO.:  22-3860770

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) /X/
                                                                        (B) / /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)   SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH              0
REPORTING  PERSON    -----------------------------------------
WITH                 (8)   SHARED  VOTING  POWER
                             1,226,500
                     -----------------------------------------
                     (9)   SOLE DISPOSITIVE POWER
                             0
                     -----------------------------------------
                     (10)  SHARED DISPOSITIVE POWER
                             1,226,500

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,226,500
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     / /
      EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  24.5%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

                 OO

--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP  NO M82400108
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      X SECURITIES LTD.
      IRS NO.: 98-0208338

--------------------------------------------------------------------------------

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / X/
                                                                       (B) / /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      NOT APPLICABLE

--------------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)   SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH              0
REPORTING  PERSON    -----------------------------------------
WITH                 (8)   SHARED  VOTING  POWER
                             1,226,500
                     -----------------------------------------
                     (9)   SOLE DISPOSITIVE POWER
                             0
                     -----------------------------------------
                     (10)  SHARED DISPOSITIVE POWER
                             1,226,500

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,226,500
--------------------------------------------------------------------------------

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
      EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   24.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP  NO M82400108
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Y SECURITIES LTD.
      IRS NO.: 06-1275377

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) /X/
                                                                        (B) / /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      NOT APPLICABLE

--------------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

      BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)   SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH              0
REPORTING  PERSON    -----------------------------------------
WITH                 (8)   SHARED  VOTING  POWER
                             1,226,500
                     -----------------------------------------
                     (9)   SOLE DISPOSITIVE POWER
                             0
                     ----------------------------------------
                     (10 ) SHARED DISPOSITIVE POWER
                             1,226,500

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,226,500
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
      EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   24.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

                   CO

--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP  NO M82400108
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      DAN PURJES

--------------------------------------------------------------------------------

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) /X/
                                                                        (B) / /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      NOT APPLICABLE

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)   SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH              0
REPORTING  PERSON    -----------------------------------------
WITH                 (8)   SHARED  VOTING  POWER
                             1,226,500
                     -----------------------------------------
                     (9)   SOLE DISPOSITIVE POWER
                             0
                     -----------------------------------------
                     (10)  SHARED DISPOSITIVE POWER
                             1,226,500

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,226,500
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
      EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   24.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

      This  Amendment  No. 3  ("Amendment")  to Schedule 13D further  amends the
Schedule 13D dated April 19, 2004 filed by Rockwood Group LLC, a Delaware limited liability company ("Rockwood"), X Securities Ltd., a British Virgin
Islands  company ("X  Securities"),  and Y  Securities  Ltd.,  a British  Virgin
Islands company ("Y Securities"), as amended by Amendment No. 1 thereto dated April 19, 2004 filed by Rockwood, X Securities and Y Securities and Amendment No. 2 thereto dated June 30, 2004 filed by Rockwood, X Securities, Y Securities and Dan Purjes (as so amended to date, the "Schedule 13D"). The Schedule 13D and this Amendment relate to the beneficial ownership of Ordinary Shares, nominal value 1.0 New Israeli Shekel per share ("Ordinary Shares"), of Scanvec Amiable, Ltd., an Israel corporation ("Scanvec" or "Issuer"). Capitalized terms used but not otherwise defined herein shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) is hereby amended to add the following:

      (a) As a result of the sale of Ordinary Shares by Rockwood on December 7, 2004, as more particularly described in Item 5(c) below, as of the close of business on December 7, 2004, Rockwood beneficially owned directly 981,926
Ordinary Shares. The 981,926 Ordinary Shares beneficially owned directly by Rockwood constitute approximately 19.6% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 5,013,500 outstanding Ordinary Shares as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004 (the "Issuer's Form 10-QSB"). As of the close of business on December 7, 2004, each of X Securities, Y Securities and Dan Purjes beneficially owned indirectly the 981,926 Ordinary Shares beneficially owned directly by Rockwood.

      As of the close of business on December 7, 2004, X Securities beneficially owned directly 81,525 Ordinary Shares. The 81,525 Ordinary Shares beneficially owned directly by X Securities constitute approximately 1.6% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 5,013,500 outstanding Ordinary Shares as disclosed in the Issuer's Form 10-QSB. As of the close of business on December 7, 2004, each of Rockwood, Y Securities and Dan Purjes beneficially owned indirectly the 81,525 Ordinary Shares beneficially owned directly by X Securities.

      As of the close of business on December 7, 2004, Y Securities beneficially owned directly 163,049 Ordinary Shares. The 163,049 Ordinary Shares beneficially owned directly by Y Securities constitute approximately 3.3% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 5,013,500 outstanding Ordinary Shares as disclosed in the Issuer's Form 10-QSB. As of the close of business on December 7, 2004, each of Rockwood Group, X Securities and Dan Purjes beneficially owned indirectly the 163,049 Ordinary Shares beneficially owned directly by Y Securities.

      As of the close of business on December 7, 2004, Dan Purjes did not beneficially own directly any Ordinary Shares.

      Item 5(b) is hereby amended and restated as follows:

      (b) Rockwood has the sole power to dispose or to direct the disposition of, and to vote or to direct the vote of, 981,926 Ordinary Shares. X Securities has the sole power to dispose or to direct the disposition of, and to vote or to direct the vote of, 81,525 Ordinary Shares. Y Securities has the sole power to dispose or to direct the disposition of, and to vote or to direct the vote of, 163,049 Ordinary Shares. As a result of the relationships described in the immediately following sentence, each of Rockwood, X Securities, Y Securities and Dan Purjes may be deemed to share the power to dispose or to direct the disposition of, and to vote or to direct the vote of, 1,226,500 Ordinary Shares. Don Purjes is the Managing Member of Rockwood and X Securities, and Chairman of the Board of each of Rockwood, X Securities and Y Securities.

      Item 5(c) is hereby amended to add the following:

      (c) On December 7, 2004, Rockwood disposed by means of a private sale to TWM Associates LLC, a New York limited liability company, 500,000 Ordinary Shares at a per Ordinary Share sales price of $0.80.

      (d) Not applicable.

      (e) Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 Joint Filing Agreement dated December 7, 2004.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2004                        ROCKWOOD GROUP LLC

                                               By: /s/ Dan Purjes
                                                  ------------------------------
                                               Name:  Dan Purjes
                                               Title:    Managing Member

                                               X SECURITIES LTD.

                                               By: /s/ Dan Purjes
                                                  ------------------------------
                                               Name:   Dan Purjes
                                               Title:     Managing Member

                                               Y SECURITIES LTD.

                                               By: /x/ Adriane Bailey-Beck
                                                  ------------------------------
                                               Name: Adriane Bailey-Beck
                                               Title:   Executive Vice President

                                               /s/ Dan Purjes
                                               ---------------------------------
                                               Dan Purjes

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares, nominal value 1.0 New Israeli Shekel per share, of Scanvec Amiable, Ltd., an Israel corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement this 7th day of December 2004.

                                               ROCKWOOD GROUP LLC

                                               By: /s/ Dan Purjes
                                                  ------------------------------
                                               Name:  Dan Purjes
                                               Title:    Managing Member

                                               X SECURITIES LTD.

                                               By: /s/ Dan Purjes
                                                  ------------------------------
                                               Name:   Dan Purjes
                                               Title:     Managing Member

                                               Y SECURITIES LTD.

                                               By: /s/ Adriane Bailey-Beck
                                                  ------------------------------
                                               Name: Adriane Bailey-Beck
                                               Title:   Executive Vice President

                                               /s/ Dan Purjes
                                               ---------------------------------
                                               Dan Purjes